UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, par value € 0.10 per share

(Titles of Class of Securities)

N70544106

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Pace Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,228,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 14,228,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,228,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	Reflects (i) 7,340,000 ordinary shares, par value € 0.10 per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”) currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants (as defined herein) and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants (as defined herein).
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,228,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 14,228,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,228,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 7,340,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,528,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,528,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,528,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 5 of 15 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,428,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,428,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,428,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,540,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,528,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,528,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,528,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Pace Sponsor, LLC, a Cayman Islands limited liability company (“TPG Pace Sponsor”), TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman, James G. Coulter and Karl Peterson (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership (“TPG Holdings III”). TPG Holdings III and Mr. Peterson are the sole members of TPG Pace Sponsor, which directly holds (i) 7,340,000 Ordinary Shares, (ii) 2,000,000 earnout warrants (the “Earnout Warrants”) and (iii) 14,666,667 founder warrants (the “Founder Warrants”). Because of Group Advisors’ and Mr. Peterson’s relationship to TPG Pace Sponsor, each of Group Advisors and Mr. Peterson may be deemed to beneficially own the securities held by TPG Pace Sponsor. Mr. Peterson disclaims beneficial ownership of the securities held by TPG Pace Sponsor except to the extent of his pecuniary interest therein.

Messrs. Bonderman and Coulter are sole shareholders of Group Advisors, and may therefore be deemed to beneficially own the securities held by TPG Pace Sponsor. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG Pace Sponsor except to the extent of their pecuniary interest therein.

Mr. Bonderman holds directly or indirectly 300,000 Ordinary Shares, Mr. Coulter holds directly or indirectly 200,000 Ordinary Shares and Mr. Peterson holds directly or indirectly 300,000 Ordinary Shares; the foregoing does not include any Ordinary Shares each may be deemed to hold indirectly through TPG Pace Sponsor.

Pursuant to the Sponsor Earnout Warrants Agreement, effective as of March 10, 2017 (the “Earnout Warrants Agreement”), by and between Porto Holdco N.V. (“Holdco”) (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, each Earnout Warrant is exercisable, during a five-year period beginning March 10, 2017, for an Ordinary Share at an exercise price of €0.10 per Ordinary Share in the event that the closing price of the Ordinary Shares on the NASDAQ Capital Market (the “NASDAQ”) (or a successor) is greater than $13.00 (as adjusted for stock splits and reverse stock splits) for a period of more than 20 days out of 30 consecutive trading days.

Pursuant to the Company Founder Warrants Agreement, effective as of March 10, 2017 (the “Company Founder Warrants Agreement”), by and between Holdco and TPG Pace Sponsor, and the Warrant Agreement, dated as of March 10, 2017 (the “Warrant Agent Agreement” and, together with the Company Founder Warrants Agreement, the “Founder Warrants Agreement”) by and between Holdco, Computershare, Inc. and Computershare Trust Company, N.A., each Founder Warrant is exercisable, during the five-year period commencing 30 days after the Business Combination (as defined in the Founder Warrants Agreement), for one-third of one Ordinary Share at an exercise price of one-third of $11.50 per one-third Ordinary Share, subject to adjustment. If the Founder Warrants are transferred other than to Permitted Transferees (as defined in the Founder Warrants Agreement), the Issuer may redeem the Founder Warrants at a price of $0.01 per Founder Warrant if several conditions are met, including the closing price of the Ordinary Shares on the NASDAQ (or a successor) being greater than $18.00 (subject to adjustment) for a period of more than 20 days within the 30 trading-day period ending on the third business day prior to the date on which notice of the redemption is given.

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The principal business of TPG Pace Sponsor is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Peterson is Chief Executive Officer of TPG Pace Sponsor, LLC and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Pace Sponsor are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule II hereto.

Each of Messrs. Bonderman, Coulter, Peterson and the individuals referred to on Schedules I and II hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I or II hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to and the description of the Earnout Warrants Agreement, Company Founder Warrants Agreement and Warrant Agent Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Earnout Warrants Agreement, Company Founder Warrants Agreement and Warrant Agent Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Transaction Agreement, dated as of December 13, 2016 (the “Base Transaction Agreement”), by and among Pace Holdings Corp., Playa Hotels & Resorts B.V. (“Playa”), Holdco and New PACE Holdings Corp. (“New Pace”), as amended by Amendment 1 thereto, dated February 6, 2017 (the “Transaction Agreement Amendment” and, together with the Base Transaction Agreement, the “Transaction Agreement”), on March 10, 2017, Pace Holdings Corp. merged with and into New Pace, with New Pace being the surviving company in such merger, and thereafter Playa merged with and into Holdco, with Holdco being the surviving company in the merger (and changing its name to Playa Hotels & Resorts N.V.). As a result of the transactions contemplated by the Transaction Agreement, TPG Pace Sponsor ultimately received, in exchange for the ordinary shares and warrants it held of TPG Pace Holdings Corp., the (i) 7,340,000 Ordinary Shares, (ii) 2,000,000 Earnout Warrants and

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(iii) 14,666,667 Founder Warrants reported herein, and Messrs. Bonderman, Coulter and Peterson received the additional Ordinary Shares reported herein.

The purchases of the ordinary shares and warrants of Pace Holdings Corp. that were exchanged for the Ordinary Shares, Earnout Warrants and Founder Warrants were funded by equity contributions of the members of TPG Pace Sponsor.

References to and the description of the Base Transaction Agreement and Transaction Agreement Amendment set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Base Transaction Agreement and Transaction Agreement Amendment, which are filed as exhibits hereto and are incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Shareholders Agreement

On March 10, 2017, the Issuer, TPG Pace Sponsor, HI Holdings Playa B.V. (“HI Holdings Playa”) and Cabana Investors B.V. and Playa Four Pack, L.L.C. (together, “Cabana” and, collectively with TPG Pace Sponsor and HI Holdings Playa, the “Designating Shareholders”) entered into a Shareholder Agreement (the “Shareholder Agreement”). The Shareholder Agreement provides that the board of directors of the Issuer (the “Board”), as of the closing of the transactions contemplated by the Transaction Agreement, be comprised of 10 directors, consisting of nine non-executive directors and Bruce D. Wardinski, as the initial CEO director (the “CEO Director”). As of the closing of the transactions contemplated by the Transaction Agreement, three of the non-executive directors, Thomas Klein, Paul Hackwell and Mr. Peterson, were designated by TPG Pace Sponsor (each, a “Pace Director”), two of the non-executive directors were designated by Cabana (each, a “Cabana Director”), one non-executive director was designated by HI Holdings Playa (the “Hyatt Director”) and the three remaining directors were nominated by the Board in accordance with the Issuer’s Articles of Association.

Under the Shareholder Agreement, after the expiration of the initial one-year term, TPG Pace Sponsor, HI Holdings Playa and Cabana will have certain rights to designate directors to the Board. In particular, TPG Pace Sponsor will have the right to designate (i) three directors to the Board for as long as TPG Pace Sponsor holds more than 7,500,000 Ordinary Shares, (ii) two directors to the Board for as long as TPG Pace Sponsor holds 7,500,000 or fewer but more than 5,625,000 Ordinary Shares, and (iii) one director to the Board for as long as TPG Pace Sponsor holds 5,625,000 or fewer but more than 3,750,000 Ordinary Shares. In addition, each of the Designating Shareholders agreed to vote to elect the designees of the other Designating Shareholders to the Board for the term of the Shareholder Agreement, unless such shareholder ceases to hold the minimum number of Ordinary Shares needed to designate at least one director.

The Shareholder Agreement also provides that the Board maintain a Capital Allocation Committee, initially consisting of one Pace Director, one Cabana Director and the CEO Director. For as long as TPG Pace Sponsor is entitled to appoint any director to the Board, any vacancy on the Capital Allocation Committee resulting from the resignation, removal or death of the Pace Director must be promptly filled by the Board following prompt nomination of such replacement director by TPG Pace Sponsor. Any action by the Capital Allocation Committee will require the affirmative vote of two committee members.

Registration Rights Agreement

On March 10, 2017, the Issuer, TPG Pace Sponsor, Cabana, HI Holdings Playa, and other holders named therein entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, certain holders of Ordinary Shares, including TPG Pace Sponsor, Chad Leat, Robert Suss, Paul Walsh and Kneeland Youngblood, are entitled to registration rights. At any time after the six-month anniversary of the closing of the transactions contemplated by the Transaction Agreement, HI Holdings Playa,

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Cabana or TPG Pace Sponsor may demand that the Issuer register for resale some or all of their respective Ordinary Shares for so long as they continue to meet certain ownership thresholds.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Shareholder Agreement and Registration Rights Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholder Agreement and Registration Rights Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein. Pursuant to Rule 13d-3 under the Act, (i) each of TPG Pace Sponsor and Group Advisors may be deemed to beneficially own 14,228,889 Ordinary Shares, which constitutes approximately 12.9% of the outstanding Ordinary Shares; (ii) each of Messrs. Bonderman and Peterson may be deemed to beneficially own 14,528,889 Ordinary Shares, which constitutes approximately 13.2% of the outstanding Ordinary Shares; and (iii) Mr. Coulter may be deemed to beneficially own 14,428,889 Ordinary Shares, which constitutes approximately 13.1% of the outstanding Ordinary Shares.

Because of the relationship between TPG Pace Sponsor and the other Designating Shareholders as a result of the Shareholder Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares held by the other Designating Shareholders. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares held by each of the other Designating Shareholders.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

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(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by and among TPACE Sponsor Corp. (now TPG Pace Sponsor, LLC), TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson, dated as of February 16, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13G of TPACE Sponsor Corp., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to Pace Holdings Corp. filed on February 16, 2016).
2.	Earnout Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
3.	Company Founder Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
4.	Warrant Agreement, dated as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
5.	Transaction Agreement, dated December 13, 2016, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 13, 2017).
6.	Amendment 1 to the Transaction Agreement, dated February 6, 2017, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 7, 2017).
7.	Shareholder Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V., TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
8.	Registration Rights Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V. and the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
9.	Authorization and Designation Letter, dated March 14, 2017, by Karl Peterson.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

TPG Pace Sponsor, LLC

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

Karl Peterson

By: /s/ Michael LaGatta

Name: Michael LaGatta, on behalf of Karl Peterson (3)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

(3) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 14, 2017, which is filed herewith as an exhibit.

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

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SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Karl Peterson	Chief Executive Officer and Manager
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President
Michael LaGatta	Vice President
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

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INDEX TO EXHIBITS

  Agreement of Joint Filing by and among TPACE Sponsor Corp. (now TPG Pace Sponsor, LLC), TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson, dated as of February 16, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13G of TPACE Sponsor Corp., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to Pace Holdings Corp. filed on February 16, 2016).
  Earnout Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Company Founder Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Warrant Agreement, dated as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Transaction Agreement, dated December 13, 2016, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 13, 2017).
  Amendment 1 to the Transaction Agreement, dated February 6, 2017, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 7, 2017).
  Shareholder Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V., TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Registration Rights Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V. and the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Authorization and Designation Letter, dated March 14, 2017, by Karl Peterson.

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